UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

NEW RITE AID, LLC
(Name of Issuer)

Class A Units
(Title of Class of Securities)

N/A
(CUSIP Number)

Christopher M. McLean HG Vora Capital Management, LLC 330 Madison Avenue, 21st Floor New York, NY 10017 212-707-5044
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	Page 2 of 8 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON HG Vora Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,633
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,633

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,633
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IA, OO (Delaware Limited Liability Company)
(1)	See response to Item 5(a, b) herein.
(2)	Based on 1,000,000 Class A Units outstanding as of August 30, 2024 as provided by the Issuer.

CUSIP No. N/A	Page 3 of 8 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Parag Vora
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 67,633
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 67,633

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,633
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. N/A	Page 4 of 8 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the common units representing limited liability company interests (the “Class A Units”), of New Rite Aid, LLC (as successor to Rite Aid Corporation), a Delaware limited liability company. References to the “Issuer” contained herein refer to Rite Aid Corporation prior to the Effective Date (as defined herein) and New Rite Aid, LLC as of and following the Effective Date. The principal executive office of the Issuer is located at 1200 Intrepid Avenue, 2nd Floor, Philadelphia, Pennsylvania 19112. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed pursuant to §240.13d-1(e) by (i) HG Vora Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”) and (ii) Parag Vora, the Manager of the Investment Manager (the “Principal”). Unless otherwise indicated, the Investment Manager and the Principal are hereinafter referred to collectively as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Investment Manager is the investment manager of (i) HG Vora Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Master Fund”), with respect to the shares of Class A Units directly owned by the Master Fund. All investment and voting decisions for the Master Fund have been delegated to the Investment Manager. In such capacity, the Investment Manager may be deemed to beneficially own the securities directly owned by the Master Fund. The Investment Manager does not directly own any Class A Units.

The filing of this statement should not be construed as an admission that the Reporting Persons or any of the foregoing persons are, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owners of the shares of Common Stock reported herein.

(b)  The business office address of the Reporting Persons is 330 Madison Avenue, 21st Floor, New York, NY 10017.

(c) The principal business of the Reporting Persons is to provide investment advisory services.

(d) During the last five years, the Reporting Persons have not been convicted in any criminal proceeding (excluding traffic violations or other minor offenses).

(e) On March 1, 2024, the Securities and Exchange Commission (“SEC”) published an administrative Order of Settlement between it and the Investment Manager (the “Order”) in which the Investment Manager neither admitted nor denied the findings related to the timeliness of its Schedule 13D filing related to its shareholdings in a public company. The Order found that the Investment Manager filed the required Schedule 13D disclosing a control purpose on May 13, 2022, but should have filed the form no later than May 6, 2022. The Investment Manager consented to the entry of the settled administrative Order finding violations of Section 13(d)(1) of the Securities Exchange Act of 1934 and Rule 13D-1 thereunder, and agreed to a cease-and-desist order against future violations of these provisions and a $950,000 penalty.

CUSIP No. N/A	Page 5 of 8 Pages

SCHEDULE 13D

(f) The Investment Manager is organized under the laws of the state of Delaware. The Principal is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4. Purpose of Transaction.

The Class A Units reported in this Schedule 13D were acquired by the Reporting Persons in connection with the emergence from bankruptcy proceedings of the Issuer and certain of its affiliates in exchange for cash and claims, as described below.

On August 16, 2024, the United States Bankruptcy Court for the District of New Jersey entered an order confirming the plan of reorganization (as amended, the “Plan”) of Rite Aid Corporation and certain of its affiliates. Pursuant to the Plan, on August 30, 2024 (the “Effective Date”), Rite Aid Corporation, New Rite Aid, LLC, Plan Emergence Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of New Rite Aid, LLC, and certain other parties entered into an agreement and plan of merger pursuant to which Merger Sub merged with and into Rite Aid Corporation with Rite Aid Corporation surviving the merger and ultimately resulting in Rite Aid Corporation being a wholly owned subsidiary of New Rite Aid, LLC. In connection with the Plan, on the Effective Date, the Issuer issued the Class A Units to the Reporting Persons pursuant to the Plan in exchange for certain claims.

Board of Directors of the Issuer

In connection with the Plan and pursuant to the Amended and Restated Limited Liability Company of the Issuer, dated as of the Effective Date (the “LLC Agreement”), the Reporting Persons and certain other equity holders of the Issuer have appointed David Stetson by a majority vote to serve as a member of the Board of Directors of the Issuer, effective immediately.

The foregoing description of the LLC Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the LLC Agreement, which is filed hereto as Exhibit 1 and is incorporated by reference herein.

The Class A Units reported herein are held for investment purposes, but the Reporting Persons may review and evaluate strategic alternatives, opportunities to increase value, Issuer operations, governance and control and other matters related to the Issuer. Depending on market conditions and other factors (including evaluation of the Issuer’s business and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of the their investment in the Issuer.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

CUSIP No. N/A	Page 6 of 8 Pages

SCHEDULE 13D

The information set forth in this Item 4 is subject to change or update from time to time, and there can be no assurances that the Reporting Persons will or will not exercise or take, or cause to be exercised or taken, any of the arrangements or actions described above or actions similar thereto.

The Reporting Persons expressly disclaim membership in a “group” within the meaning of Section 13(d) of the Act with any other person and beneficial ownership over any Class A Units beneficially owned by any other person and any other equity holder of the Issuer. Nothing in this Schedule 13D shall be deemed an admission that the Reporting Persons are a member of a “group” with any other person within the meaning of Section 13(d) of the Act.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The ownership percentage appearing on such cover pages has been calculated based on 1,000,000 Class A Units outstanding as of August 30, 2024 as provided by the Issuer.

(c) The disclosure in Items 4 and 6 is incorporated by reference herein. Except for the information set forth herein, none of the Reporting Persons has effected any transaction related to the Class A Units during the past 60 days.

(d) Except for the Reporting Persons which are the direct holders of the Class A Units, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Class A Units that may be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 3, 4 and 5 are incorporated by reference into Item 6.

Registration Rights Agreement

On the Effective Date, the Issuer, certain of the Reporting Persons and certain other beneficial and record holders of the Class A Units entered into (or were deemed to have entered into) a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer granted certain demand registration rights and piggyback rights to such holders with respect to the Class A Units, following the consummation of an initial public offering. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, which is filed hereto as Exhibit 2 and is incorporated by reference herein.

CUSIP No. N/A	Page 7 of 8 Pages

SCHEDULE 13D

Other

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed hereto as Exhibit 3, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1 – Amended and Restated Limited Liability Company Agreement of New Rite Aid, LLC, dated as of August 30, 2024

Exhibit 2 – Registration Rights Agreement, dated as of August 30, 2024

Exhibit 3 – Joint Filing Agreement of the Reporting Persons

CUSIP No. N/A	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2024

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
Name: Parag Vora
Title: Manager

/s/ Parag Vora
Parag Vora